Via Facsimile and U.S. Mail
Mail Stop 4720

October 15, 2009

Garo H. Armen, Ph.D.
President and Chief Executive Officer
Antigenics Inc.
162 Fifth Avenue, Suite 900
New York, New York 10010

      Re: **Antigenics Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed March 16, 2009
               File Number 000-29089

Dear Dr. Armen:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      Jeffrey Riedler,
      Assistant Director